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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                             August 2004

Commission File Number:                                                                                                                                                  000-49946

Alamos Gold Inc.

(Translation of registrant’s name into English)

Suite 1503, 110 Yong Street

Toronto, Ontario, Canada  M5C 1T4

(Address of principal executive offices)

Suite 1400 – 400 Burrard Street

Vancouver, British Columbia, Canada  V7X 1A6

(Former Name or Former Address, if Changed Since Last Report)

1.  Material Change Report, 8/26/2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX.... Form 40-F..

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.

Name and Address of Company

State the full name or your company and the address of its principal office in Canada.

Alamos Gold Inc. (“Alamos Gold”)

Suite 1503, 110 Yonge Street

Toronto, ON   M5C 1T4

2.

Date of Material Changes

State the date of the material change.  August 26, 2004

3.

News Release

The news release dated August 26, 2004 was filed with the TSX and the British Columbia, Alberta, Ontario and Quebec Securities Commissions via SEDAR and disseminated through CCN Matthews and various other approved public media.

4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Alamos Gold reported that its shareholders have completed an exercise of warrants for net cash consideration of approximately CDN $7.3M

5.

Full Description of Material Change

Reference Alamos Gold’s press release dated August 26, 2004 herein.

6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

John A. McCluskey

President and Chief Executive Officer

Tel:   416-368-9932

Fax:  416-368-2934

9.

Date of Report

DATED at Vancouver, B.C., this 26th day of August, 2004.

ALAMOS GOLD INC.

/s/ Sharon L. Fleming

___________________________________

Sharon L. Fleming

Corporate Secretary

Suite 1503, 110 Yonge Street

Toronto, Ontario

Canada    M5C 1T4

 Alamos Gold Inc.

Telephone:  (416) 368-9932

Facsimile:  (416) 368-2934

Email:  info@alamosgold.com

Website:  www.alamosgold.com

Trading Symbol:  AGI (TSX)

Alamos Gold Announces Exercise of Warrants

Toronto, Ontario – August 26, 2004 Alamos Gold Inc. (Alamos) announces that its shareholders have completed an exercise of warrants for net cash consideration of approximately CDN $7.3M.

The exercised warrants at a price of CDN$1.75 per share were granted in conjunction with the private placement in August 2003. The recent exercise of warrants increased the number of Alamos shares outstanding to 66,538,437.

Gross proceeds from the exercise of the warrants will be used to continue the construction of the mine for the Estrella Pit, the first phase of the development of the Mulatos Property, to fund further exploration work in the Salamandra District and for general working capital purposes.

Alamos Gold is constructing an open pit, heap leach gold mine at its fully permitted, 100% owned Mulatos deposit in Sonora, Mexico. The Mulatos deposit contains over 3.0 million ounces of gold in the measured and indicated category at a cutoff of 0.6 grams per tonne. Phase I mining will focus on the Estrella pit, which contains over 1.4 million ounces of recoverable gold.

For further information about Alamos Gold Inc., please visit our website at www.alamosgold.com or contact:

John A. McCluskey	Victoria Vargas de Szarzynski
President and Chief Executive Officer	Investor Relations
Tel: 416-368-9932 x203	Tel: 416-368-9932 x201
Fax: 416-368-2934	Fax: 416-368-2934
Email: jmccluskey@alamosgold.com	Email: vvargas@alamosgold.com

_____________________________________________________________________________________

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The Common Shares issued upon exercise of the warrants have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to registration under the Securities Act or compliance with an applicable exemption from such registration requirements.

This Press Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s  operations and other risks and uncertainties, including those described in the Company’s  Annual Report on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.   All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS GOLD INC.

(Registrant)

August 27, 2004

By: /s/ Sharon L. Fleming

Date

Sharon L. Fleming

Corporate Secretary